                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[   ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ x ] Form 10-Q

For the period ended August 31, 1996.

     [ ] Transition Report on Form 10-K.
     [ ] Transition Report on Form 20-F.
     [ ] Transition Report on Form 11-K.
     [ ] Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                    STRATFORD ACQUISITION CORP.
                     Full Name of Registrant

                     5420 North Service Road
                           Fifth Floor
                       Burlington, Ontario
                          L7L 6C7 Canada
      Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated
                    without unreasonable effort or expense;
[ X ]          (b)  The subject annual report, semi-annual
                    report, transition report of Form 10-K, Form
                    20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The United States Securities and Exchange Commission has made inquiries of the Company related to certain accounting and financial reporting issues as reported in its quarterly filings.

On October 7, 1996, the accounting firm of Scott Hatfield +
Associates, P.S. ("Hatfield") resigned as the Company's independent auditors as a result of disagreements on matters of accounting principles and practices, financial disclosure, and reportable events.

At its board meeting on October 14, 1996, the Board of Directors of the Registrant engaged Terrence J. Dunne, Certified Public
Accountant, as its independent auditor for 1996. On October 15, 1996, Mr. Dunne accepted such engagement.

As a result of the foregoing events, the Company is unable to furnish the required financial data at this time, but intents to do so as soon as such financial data is available.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

     Arthur Smith
     Stratford Acquisitions Cop.
     5420 North Service Road
     5th Floor
     Burlington, Ontario
     L7L 6C7 Canada

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                    Yes                 No x

     The Form 10-K for the year ended May 30, 1996 has been filed, however, the required financial information is not included.

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    Yes  X              No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Corporation has commenced operation since the corresponding period last year.

STRATFORD ACQUISITIONS, INC. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of October, 1996.




                              BY: /s/ Arthur Smith, President